UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Teladoc Health, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87918A105

(CUSIP Number)

Christopher McCain

General Catalyst Partners

20 University Road, 4th Floor, Cambridge, MA 02138

(617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 539183103	13D	Page 2 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 539183103	13D	Page 3 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 4 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 539183103	13D	Page 5 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 6 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 7 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst GP VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 539183103	13D	Page 8 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 9 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group VIII Supplemental, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 10 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 11 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst GP VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 539183103	13D	Page 12 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GC Partners Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 13 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GCSE VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 14 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GCSE VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 539183103	13D	Page 15 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GCGM Investment Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,351 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 16 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kenneth I. Chenault
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,148 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 49,148 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,773,499 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 539183103	13D	Page 17 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Joel E. Cutler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,199 shares
	8	SHARED VOTING POWER 6,757,715 shares
	9	SOLE DISPOSITIVE POWER 80,199 shares
	10	SHARED DISPOSITIVE POWER 6,757,715 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,822,226 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 539183103	13D	Page 18 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David P. Fialkow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,357 shares
	8	SHARED VOTING POWER 6,789,187 shares
	9	SOLE DISPOSITIVE POWER 26,357 shares
	10	SHARED DISPOSITIVE POWER 6,789,187 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,815,544 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 539183103	13D	Page 19 of 30 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Hemant Taneja
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,760 shares
	8	SHARED VOTING POWER 6,724,351 shares
	9	SOLE DISPOSITIVE POWER 143,760 shares
	10	SHARED DISPOSITIVE POWER 6,724,351 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,868,111 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13D

Item 1. Security and Issuer

This amendment No. 2 to Schedule 13D amends and supplements statements on Schedule 13D originally filed November 10, 2020, as amended by Amendment No. 1 thereto filed on November 20, 2020 (the “Schedule 13D”), which relates to the common stock, $0.001 par value (the “Teladoc Common Stock”) of Teladoc Health, Inc. (the “Issuer” or “Teladoc”) having its principal executive office at 2 Manhattanville Road, Suite 203 Purchase, New York 10577.

Item 2. Identity and Background.

There are no amendments to Item 2 of the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 2, 2020, General Catalyst Group VI, L.P. (“GC VI”) sold 275,226 shares of the Issuer’s Common Stock in open market transactions at prevailing market prices for gross proceeds of $52,860,029.95. On November 3, 2020, GC VI sold 341,746 shares of the Issuer’s Common Stock in open market transactions at prevailing market prices for gross proceeds of $65,639,348.30. On November 3, 2020, GC VI distributed, in-kind, without consideration, a total of 1,329,020 shares of the Issuer’s Common Stock to its general and limited partners. On March 12, 2021 GC IV distributed, in-kind, without consideration, a total of 1,051,396 shares of the Issuer’s Common Stock to its general and limited partners.

On November 2, 2020, General Catalyst Group VIII, L.P. (“GC VIII”) sold 19,168 shares of the Issuer’s Common Stock in open market transactions at prevailing market prices for gross proceeds of $3,639,139.46. On November 3, 2020, GC VIII sold 23,802 shares of the Issuer’s Common Stock in open market transactions at prevailing market prices for gross proceeds of $4,613,684.97. On November 3, 2020, GC VIII distributed, in-kind, without consideration, a total of 92,558 shares of the Issuer’s Common Stock to its general and limited partners. On March 11, 2021, GC VIII sold 72,549 shares of the Issuer’s Common Stock in open market transactions at prevailing market prices for gross proceeds of $14,386,694.36.

On November 2, 2020, General Catalyst Group VIII Supplemental, L.P. (“GC VIII Supplemental”) sold 57,099 shares of the Issuer’s Common Stock in open market transactions at prevailing market prices for gross proceeds of $10,840,541.97. On November 3, 2020, GC VIII Supplemental sold 70,902 shares of the Issuer’s Common Stock at prevailing market prices for gross proceeds of 13,743,376.43. On November 3, 2020, GC VIII Supplemental distributed, in-kind, without consideration, a total of 275,720 shares of the Issuer’s Common Stock to its general and limited partners. On March 12, 2021 GC VIII Supplemental distributed, in-kind, without consideration, a total of 218,124 shares of the Issuer’s Common Stock to its general and limited partners.

On November 2, 2020, GC Venture LH Manager, LLC distributed, in-kind, without consideration, a total of 387,119 shares of the Issuer’s Common Stock to its general and limited partners.

On November 2, 2020, GCGM Investment Holdings, LP (“GCGM IH”) distributed, in-kind, without consideration, a total of 44,441 shares of the Issuer’s Common Stock to members, which shares it had previously received through a distribution in-kind. On December 10, 2020, GCGM IH sold 4,900 shares of the Issuer’s Common Stock in open market transactions at prevailing market prices for gross proceeds of $966,935.21.

On November 2, 2020, General Catalyst Group Management Holdings, L.P. (“GCGM LP”) sold 63,532 shares of the Issuer’s Common Stock, in open market transactions at prevailing market prices for gross proceeds of $12,314,802.79, which shares it had previously received through a distribution in-kind. On November 3, 2020, GCGM LP sold 50,933 shares of the Issuer’s Common Stock in open market transactions at prevailing market prices for gross proceeds of $9,669,893.66, which shares it had previously received through a distribution in-kind. On November 10, 2020, GCGM LP sold 3,601 shares of the Issuer’s Common Stock in open market transactions at prevailing market prices for gross proceeds of $639,937.45, which shares it had previously received through a distribution in-kind. On November 18, 2020, GCGM LP distributed 196,592 shares of the Issuer’s Common Stock to members, which shares it had previously received through a distribution in-kind.

On November 4, 2020, GC Partners Holdings, LP sold 43,997 shares of the Issuer’s Common Stock in open market transactions at prevailing market prices for gross proceeds of $8,726,796.80, which shares it had previously received through a distribution in-kind.

On November 5, 2020, General Catalyst Partners VI, L.P. (“GC VI GPLP”) distributed in-kind, without consideration, a total of 267,847 shares of the Issuer’s Common Stock to its limited partners, which shares it had previously received through a distribution in-kind. On March 16, 2021, GC VI GPLP distributed in-kind, without consideration, a total of 214,302 shares of the Issuer’s Common Stock to its limited partners, which shares it had previously received through a distribution in-kind.

On November 5, 2020, General Catalyst Partners VIII, L.P. (“GC VIII GPLP”) distributed in-kind, without consideration, a total of 46,933 shares of the Issuer’s Common Stock to its limited partners, which shares it had previously received through a distribution in-kind. On March 16, 2021, GC VIII GPLP distributed in-kind, without consideration, a total of 44,996 shares of the Issuer’s Common Stock to its limited partners, which shares it had previously received through a distribution in-kind.

On November 5, 2020, GCSE VIII, L.P. (“GCSE VIII”) distributed in-kind, without consideration, a total of 7,661 shares of the Issuer’s Common Stock to its limited partners, which shares it had previously received through a distribution in-kind. On March 16, 2021, GCSE VIII distributed in-kind, without consideration, a total of 7,701 shares of the Issuer’s Common Stock to its limited partners, which shares it had previously received through a distribution in-kind.

On November 5, 2020 and November 18, 2020, Joel Cutler donated 6,237 and 3,955 shares, respectively, of the Issuer’s Common Stock to a charitable foundation. On November 18, 2020, Joel Cutler sold 19,325 shares of the Issuer’s Common Stock in open market transactions at prevailing market prices for gross proceeds of $3,442,603.81. On December 4, 2020, Joel Cutler donated 564 shares of the Issuer’s Common Stock to a charitable foundation.

On November 17, 2020, Hemant Taneja donated 8,316 shares of the Issuer’s Common Stock to a charitable foundation.

On December 8, 2020, David Fialkow donated 19,713 shares of the Issuer’s Common Stock to a charitable foundation.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

None of the reporting persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Hemant Taneja is on the Issuer’s Board of Directors and may have influence over corporate activities of the Issuer, including activities which may relate to the items discussed in paragraphs (a) through (j) below. The reporting persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The reporting persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the reporting persons or others of shares of the Issuer’s Common Stock held by such stockholders.

The reporting persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth above, none of the reporting persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)

GC VI is the record owner of 5,256,977 of the GC Shares. As the sole general partner of GC VI, GC VI GPLP may be deemed to own beneficially such GC Shares. As the sole general partner of GC VI GPLP, General Catalyst GP VI, LLC, may be deemed to own beneficially such GC Shares. GC VIII is the record owner of 362,745 of the GC Shares and 7wire Investment Holdings, Ltd., a wholly owned subsidiary of GC VIII, is the record holder of 10,616 of the GC Shares. As the sole general partner of GC VIII, GC VIII GPLP, may be deemed to own beneficially such GC Shares. As the sole general partner of GC VIII GPLP, GC VIII GPLLC, may be deemed to own beneficially such GC Shares. GC VIII Supplemental is the record owner of 1,090,622 of the GC Shares. As the sole general partner of GC VIII Supplemental, GC VIII GPLP may be deemed to own beneficially such GC Shares. As the sole general partner of GC VIII GPLP, GC VIII GPLLC may be deemed to own beneficially such GC Shares. GCGM IH is the record owner of 3,391 of the GC Shares. As the sole general partner of GCGM IH, General Catalyst Group Management Holdings GP, LLC may be deemed to beneficially own such GC Shares. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each entity and Reporting Person may be deemed to share the power to direct the disposition and/or vote of the GC Shares. As the manager of each of General Catalyst GP VI, LLC and GC VIII GPLLC, GCGM LLC may be deemed to own beneficially such GC Shares. As the manager of GCGM LLC, GCGM LP may be deemed to own beneficially such GC Shares. As the general partner of GCGM LP, GCGM Holdings may be deemed to own beneficially such GC Shares. As Managing Directors of GCGM Holdings, each of the Managing Directors may be deemed to own beneficially such GC Shares.

Each Reporting Person disclaims beneficial ownership of the GC Shares except for the shares, if any, such Reporting Person holds of record.

The percentage of outstanding Teladoc Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 152,699,999 shares of Teladoc Common Stock reported by the Issuer to be outstanding as of February 25, 2021.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	The information from Item 3 is incorporated herein by reference.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

There are no amendments to Item 6 of the Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

99.1	Agreement regarding joint filing Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 16th day of March, 2021. GENERAL CATALYST GROUP VI, L.P.

By:	GENERAL CATALYST PARTNERS VI, L.P. its General Partner

	By:	GENERAL CATALYST GP VI, LLC
its General Partner

		By:	/s/ Christopher McCain
Christopher McCain Chief Legal Officer

GENERAL CATALYST GROUP VIII, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P. its General Partner

	By:	GENERAL CATALYST GP VIII, LLC its General Partner

		By:	/s/ Christopher McCain
Christopher McCain Chief Legal Officer

GENERAL CATALYST GROUP VIII SUPPLEMENTAL, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P.
its General Partner

	By:	GENERAL CATALYST GP VIII, LLC its General Partner

		By:	/s/ Christopher McCain
Christopher McCain Chief Legal Officer

GENERAL CATALYST PARTNERS VI, L.P.

By:	GENERAL CATALYST GP VI, LLC
its General Partner

	By:	/s/ Christopher McCain
Christopher McCain Chief Legal Officer

GENERAL CATALYST PARTNERS VIII, L.P.

By: GENERAL CATALYST GP VIII, LLC its General Partner

	By:	/s/ Christopher McCain
Christopher McCain Chief Legal Officer

GENERAL CATALYST GP VI, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GP VIII, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT, LLC

By:	/s/ Christopher McCain
Christopher McCain Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS, L.P.

By:	GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC its General Partner

	By:	/s/ Christopher McCain
Christopher McCain Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GCSE VIII, L.P.

By:	GCSE VIII, LLC its General Partner

	By:	/s/ Christopher McCain
Christopher McCain Chief Legal Officer

GCSE VIII, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GCGM Investment Holdings, LP

By:	/s/ Christopher McCain
Christopher McCain Chief Legal Officer

General Catalyst Group Management Holdings, L.P.

By:	/s/ Christopher McCain
Christopher McCain Chief Legal Officer

*
Kenneth I. Chenault

*
Joel E. Cutler

*
David P. Fialkow

*
Hemant Taneja

* By:	/s/ Christopher McCain
Christopher McCain as Attorney-in-Fact

*

This Schedule 13D was executed by Christopher McCain on behalf of the Managing Directors pursuant to Powers of Attorney filed as Exhibit 24.1 to the Form 4 relating to the beneficial ownership of shares of Intersections Inc. (file no. 000-50580) by Reporting Persons filed with the Securities Exchange Commission on January 15, 2019 and incorporated herein in its entirety by reference.